May 21, 2024

VIA EDGAR

Ms. Anu Dubey

Mr. Brian Szilagyi

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	abrdn Income Credit Strategies Fund

Registration Statement filed on Form N-2

File Nos. 333-277607 and 811-22485

Ms. Dubey and Mr. Szilagyi:

On behalf of abrdn Income Credit Strategies Fund (the “Fund”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by Ms. Dubey in a telephone conversation with me on May 15, 2024, and provided by Mr. Szilagyi in a telephone conversation with me and Brooke A. Clark of Dechert LLP on May 15, 2024, relating to Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed on May 10, 2024.

For your convenience, the substance of those comments has been restated below. The Fund’s response to each comment is set out immediately under the comment. The Fund undertakes to file a supplement to its Registration Statement pursuant to Rule 424 under the Securities Act of 1933, as amended, in connection with any offering of securities from the Registration Statement that will reflect the responses below. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Disclosure Comments

Comment 1: Please disclose in the Prospectus the applicable control share voting thresholds of the Delaware control share acquisition statute.

Response: The Fund will revise the disclosure as follows (new disclosure underlined):

“The Control Share Statute provides for a series of voting power thresholds above which shares are considered “control beneficial interests” (referred to here as “control shares”). These thresholds are:

•	10% or more, but less than 15% of all voting power;
•	15% or more, but less than 20% of all voting power;
•	20% or more, but less than 25% of all voting power;
•	25% or more, but less than 30% of all voting power;
•	30% or more, but less than a majority of all voting power; or
•	a majority or more of all voting power.

Once a threshold is reached, an acquirer has no voting rights under the DSTA with respect to shares acquired in excess of that threshold (i.e., the “control shares”) unless approved by shareholders of the Fund or exempted by the Board. The Control Share Statute provides procedures for an acquirer to request a shareholder meeting for the purpose of considering whether voting rights shall be accorded to control shares. Alternatively, the Board is permitted, but not obligated, to exempt acquisitions of control shares, either in advance or retroactively. As of the date hereof, the Board has not received notice of the occurrence of a control share acquisition nor has been requested to exempt any acquisition. Therefore, the Board has not determined whether the application of the Control Share Statute to an acquisition of Fund shares is in the best interest of the Fund and its shareholders and has not exempted any acquisition or class of acquisitions.”

Comment 2: Please disclose in the Prospectus the rationale for not broadly exempting application of the Delaware control share acquisition statute.

Response: The Fund will revise the disclosure as indicated in the response to Comment 1.

Accounting Comments

Comment 3: Please provide supporting documentation regarding the calculations reflected in the fee table.

Response: The Fund has provided the requested documentation.

Comment 4: With respect to the fee table, please consider whether footnote 4 should be updated given that the calculations are based on the Fund’s net assets as of October 31, 2023.

Response: The Fund will revise footnote 4 as follows (new disclosure underlined; deleted language ~~struckthrough~~):

“(4) The Adviser receives a monthly fee at an annual rate of 1.25% of the Fund’s average daily Managed Assets. The advisory fee percentage calculation assumes the use of leverage by the Fund as discussed in note (5) and (6). To derive the annual advisory fee as a percentage of the Fund’s net assets (which are the Fund’s total assets less all of the Fund’s liabilities including the liquidation preference on the Preferred Shares), the Fund’s ~~average~~ Managed Assets ~~for the current fiscal year ended~~ as of October 31, 2023 were multiplied by the annual advisory fee rate and then divided by the Fund’s ~~average~~ net assets ~~for the same period~~ as of October 31, 2023.”

Comment 3: Please review and update the formatting of the “FINANCIAL HIGHLIGHTS” table and related footnotes.

Response: The Fund will revise the disclosure accordingly.

Comment 4: Please update the “SENIOR SECURITIES” table to include dollar signs where necessary.

Response: The Fund will revise the table accordingly.

Comment 5: Please delete “ratio” from footnotes 2 and 3 to the “SENIOR SECURITIES” table.

Response: The Fund will revise the disclosure accordingly.

Comment 6: In the “FINANCIAL STATEMENTS” section of the SAI, please delete the following: (i) “and the unaudited financial statements for the fiscal period ended April 30, 2023” and (ii) “to the Fund’s 2023 annual report.”

Response: The Fund will revise the disclosure as follows (deleted language ~~struckthrough)~~:

“The Fund’s financial statements for the fiscal year ended October 31, 2023, together with the report thereon of KPMG LLP (“KPMG”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting~~, and the unaudited financial statements for the fiscal period ended April 30, 2023~~ are incorporated in this SAI by reference ~~to the Fund’s 2023 Annual Report~~. The address of KPMG is 1601 Market Street, Philadelphia, Pennsylvania 19103. KPMG provides audit services and consultation with respect to the preparation of filings with the SEC.”

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Please contact the undersigned at 202-261-3386 should you have any questions regarding this matter.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld